

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Mark F. Baumgartner
Chief Financial Officer
JTH Holding, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Re:** **JTH Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 9, 2012**
> **Response dated April 26, 2013**
> **File No. 1-35588**

Dear Mr. Baumgartner:

We have reviewed your response letter and have the following comments. As noted in our letter dated March 29, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Note 1. Organization and Significant Accounting Policies, page F-9

1.   You disclose in your revenue recognition policy that franchise fee revenue is recognized net of a provision for franchise fee refunds. Disclose the nature and terms of the refund rights. Also tell us how considered the guidance in ASC 952-605-25-2 in evaluating whether the criteria for revenue recognition is met.

Form 10-Q for the Nine Months Ended January 31, 2013

Note 2. Notes and Accounts Receivable, page 9

2.   We note your response and revised disclosures to comment two. Please revise MD&A to address your practice of allowing franchisees to refinance their accounts receivable and discuss the related impact on your liquidity of refinancing these short-term accounts receivable with higher interest rates with longer-term, promissory notes at lower interest rates. Enhance this discussion with a narrative explanation of management's perspective of this practice and the overall effect on the company's ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

3.   We note your response to comment three and understand that the activity included in the "notes cancelled" line item includes your acquisition of franchisee assets and franchise rights of area developers. Tell us how you considered the likelihood at inception of the franchise agreement that you would acquire your franchised locations, in evaluating the timing of revenue recognition for the initial franchise fee. Please tell us how you considered and applied the provisions of ASC 952-605-25-9.

4.   We refer to the $18.8 million, $21.2 million, and $20.2 million of notes receivable that were cancelled during the nine months ended January 31, 2013, fiscal 2012, and fiscal 2011, respectively. Please provide us with the following related information:

- the number of individual franchise agreements that were cancelled during these periods, categorized by underlying reason (such as acquisition, repossession or franchisee to franchisee assumption);
- when the related revenue was recognized; and
- how much of the revenue recognized related to initial franchise fees, royalties, or other types of income.

Mark F. Baumgartner
JTH Holding, Inc.
May 10, 2013
Page 3

5.   Revise to comply with the provisions of ASC 952-605-50-3 for all periods presented and disclose the number of the following:

- franchises sold;
- franchises purchased during the period;
- franchised outlets in operation; and
- franchisor-owned outlets in operation.

Please provide us with your proposed disclosures in response to this comment.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: James J. Wheaton, Esq.
        David W. Ghegan, Esq.